UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

ConvergeOne Holdings, Inc.

(Name of Subject Company)

ConvergeOne Holdings, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

212481105

(CUSIP Number of Class of Securities)

John A. McKenna, Jr.

President and Chief Executive Officer,

and Chairman of the Board

ConvergeOne Holdings, Inc.

3344 Highway 149

Eagan, MN 55121

(888) 321-6277

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Mehdi Khodadad

John T. McKenna

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304

(650) 843-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by ConvergeOne Holdings, Inc., a Delaware corporation (“ConvergeOne”), with the Securities and Exchange Commission on November 21, 2018, relating to a tender offer by PVKG Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of PVKG Intermediate Holdings Inc., a Delaware corporation, to acquire all of the outstanding shares of common stock of ConvergeOne, $0.0001 par value per share (the “Shares”), for $12.50 per Share, to be paid to the holder in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2018, and the related Letter of Transmittal, each of which is contained in the Tender Offer Statement on Schedule TO, dated November 21, 2018, and may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and restated by deleting the paragraph under the heading “Legal Proceedings” on page 50 of the Schedule 14D-9 and replacing it with the following paragraph:

“On December 3, 2018, Mary Curtis, a purported shareholder of ConvergeOne, commenced an action in the U.S. District Court for the District of Delaware captioned Curtis v. ConvergeOne Holdings, Inc. et al, 1:18-cv-01911. The complaint names ConvergeOne, its directors, PVKG and Purchaser as defendants. The complaint alleges that the defendants violated federal securities laws by filing, or causing ConvergeOne to file, a Schedule 14D-9 Solicitation/Recommendation Statement in connection with the Offer that omits purportedly material information. The complaint seeks, among other things, (i) to enjoin the closing of the proposed Transactions, (ii) to rescind the Transactions if it does close, (iii) to require the filing of a corrected Schedule 14D-9 Solicitation/Recommendation Statement and (iv) an award of attorneys’ fees. Additional lawsuits arising out of or relating to the Offer and/or the Merger may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, we will not necessarily disclose such additional filings.”

Additionally, Item 8 of the Schedule 14D-9 is hereby amended and restated by deleting the second paragraph under the heading “Antitrust” on page 50 of the Schedule 14D-9 and replacing it with the following paragraph:

“Pursuant to the Merger Agreement, PVKG and ConvergeOne filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on November 20, 2018 for review in connection with the Offer. The initial 15-calendar-day waiting period under the HSR Act expired, effective December 5, 2018 at 11:59 pm, Eastern time. Accordingly, the condition to the Offer requiring that any applicable waiting period under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the satisfaction or waiver of the remaining conditions set forth in the Offer to Purchase.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONVERGEONE HOLDINGS, INC.

By:	/s/ John A. McKenna, Jr.

Name:	John A. McKenna, Jr.
Title:	President, Chief Executive Officer and Chairman of the Board

Dated: December 6, 2018